EXHIBIT "1"
                                                                     -----------

                                  RICHARD URREA

                                                                   July 12, 2000

To: The Board of Directors of
    Septima Enterprises, Inc.

Gentlemen:

Following the Board meeting of July 12, 2000, when new Directors were appointed, I have tendered my resignation as a Director of the Company and as it's President.

Sincerely,


/s/ Richard Urrea
Richard Urrea